SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  5)*

ADVANCED BIOENERGY, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

Not applicable.

(CUSIP Number)

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.	NAME OF REPORTING PERSONS Hawkeye Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 3,333,333
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 3,333,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,333,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 18.7%
14.	TYPE OF REPORTING PERSON OO

*See Item 5.
† Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010.

1.	NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 3,333,333
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 3,333,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,333,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 18.7%
14.	TYPE OF REPORTING PERSON OO

*See Item 5.
† Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010.

1.	NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 3,333,333
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 3,333,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,333,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 18.7%
14.	TYPE OF REPORTING PERSON OO

*See Item 5.
† Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010.

Explanatory Note:

This Amendment 5 is being filed by the Reporting Persons in connection with the entering into of a Subscription Agreement regarding the private placement of units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”) to the Reporting Persons.  The Subscription Agreement was contemplated by that certain Backstop Commitment Agreement dated as of April 7, 2010, pursuant to which Hawkeye had committed to purchase its pro rata share of up to $10 million Units at a purchase price of $1.50, and any additional offered Units not purchased by other offerees, in a private placement.  Pursuant to such private placement, subject to the terms and conditions in the Subscription Agreement and Backstop Commitment Agreement, the Reporting Persons will purchase 5,171,891 Units at a price per Unit of $1.50.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Fifth Amendment to the Statement on Schedule 13D (“Amendment 5”) constitutes the fifth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2009 (the “Schedule 13D”) as amended by that First Amendment dated September 21, 2009 (“Amendment 1”), that Second Amendment dated September 25, 2009 (“Amendment 2”), that Third Amendment Dated October 5, 2009 (“Amendment 3”) and that Fourth Amendment Dated April 8, 2010 (“Amendment 4”).  This Amendment 5 is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”).  The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota  55305.

Except as specifically amended by this Amendment 5, the Schedule 13D as amended by Amendment 1, Amendment 2, Amendment 3 and Amendment 4 remains in full force and effect.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 2.  Identity and Background.

Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5 is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye”); (2) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Advisors VI”); and (3) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”).

The Reporting Persons, Ethanol Investment Partners (“EIP”), South Dakota Wheat Growers Association (“SDWG”), and certain members of the Issuer board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Amended and Restated Voting Agreement described in more detail in Items 4, 5 and 6 in the Schedule 13D as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons have agreed to vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement.  The Reporting Persons disclaim beneficial ownership of the Units held by EIP, SDWG and certain members of the Issuer board of directors party to the Voting Agreement.  Neither the filing of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5, nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors party to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose.  It is the understanding of the Reporting Persons that EIP, SDWG and the members of the Issuer board of directors party to the Voting Agreement have made or will make separate filings pursuant to the Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings.  Based on such filings, as of the date hereof, the parties to the Voting Agreement hold in the aggregate approximately 49.7% of the outstanding units of the Issuer.  The cover pages to this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5, only report information on the Reporting Persons identified in this Item 2.

Advisors VI is the General Partner of certain members of Hawkeye which collectively hold a majority of the membership units in Hawkeye.  THL Advisors is the general partner of the sole member of Advisors VI.  Hawkeye is managed by a Board of Managers consisting of Scott Sperling, Thomas Hagerty, Soren Oberg, Joshua Nelson, Andrew Leitch and Bruce Rastetter (the “Hawkeye Managers”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

On August 28, 2009 (the “Closing Date”), Hawkeye paid an aggregate purchase price of $3,300,000 to acquire 2,200,000 units of the Issuer (the “Initial Transaction”) pursuant to that certain subscription agreement, between Hawkeye and the Issuer, dated as of August 21, 2009 (the “First Subscription Agreement”) and that certain Side Letter from the Issuer, dated as of August 21, 2009 (the “Initial Side Letter”) attached hereto as Exhibits 1 and 2 and incorporated by reference.  On September 17, 2009, Hawkeye submitted a subscription agreement (the “Second Subscription Agreement”) for an additional 1,133,333 Units of the Issuer valued at $1,699,999.50 (the “Second Transaction,” and together with the Initial Transaction, the “Transaction”), and the Issuer and Hawkeye entered into that certain Amendment to the Side Letter from the Issuer (the “Side Letter Amendment,” and together with the Initial Side Letter, the “Side Letter”), attached hereto as Exhibits 6 and 7 and incorporated by reference.  The 1,133,333 Units were issued to Hawkeye on September 23, 2009.  On April 7, 2010, Hawkeye entered into that certain Backstop Commitment Agreement attached hereto as Exhibit 8 and incorporated by reference, which contemplated that Hawkeye would purchase its pro rata share of up to $10 million Units, and additional offered Units not purchased by other offerees, in a private placement.  In connection with that Backstop Commitment Agreement, Hawkeye submitted a subscription agreement for an additional 5,171,891 Units of the Issuer (for the price $7,757,836.50), dated as of June 4, 2010 (the “Third Subscription Agreement” and together with the First Subscription Agreement and Second Subscription Agreement, the “Subscription Agreements”) attached hereto as Exhibit 9 and incorporated by reference. The description of the Subscription Agreements and Side Letter in this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5 does not purport to be complete, and is qualified in its entirety by reference to such agreements. The funds used by the Hawkeye to pay such subscription amounts were obtained from cash.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons have previously acquired the Units for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the Units currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, as the case may be.

The Subscription Agreements, Side Letter Amendment, and the Transaction did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer, a change to the Issuer board of directors or a change to the capitalization and dividend policy of the Issuer.  In particular, the Initial Side Letter grants Hawkeye the right to participate pro rata in the future issuance of additional units by the Issuer and for a period of 14 months after its investment to receive additional units without consideration if the Issuer issues units for less than $1.50 per unit with the effect that Hawkeye’s purchase price per unit would be reduced to the lowest price per unit paid by a subsequent investor during this 14 month period, and the Side Letter Amendment and the Third Subscription Agreement extends certain rights under the Side Letter to the additional shares acquired by Hawkeye under the Second Subscription Agreement and Third Subscription Agreement.

Furthermore, in their capacity as directors of the Issuer, the Reporting Persons’ Designees (defined below) may take one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D. In addition, the Reporting Persons may engage in communications with one or more members, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things, the results specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Pursuant to that certain Amended and Restated Voting Agreement, effective August 28, 2009, by and among EIP, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, certain of the directors of the Issuer, and the Issuer (collectively, the “Voting Agreement Parties”), as amended by that certain Amendment 1 dated as of April 7, 2010 (together, “Voting Agreement”), the Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer be nominated and elected to the Issuer board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the Issuer board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in Issuer, such Investor shall have the right to designate one nominee to the Issuer board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of the Issuer held by such parties for the Designees as members of the Issuer board of directors, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The description of the Voting Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.  In addition, pursuant to Amendment 1 to the Voting Agreement, the Voting Agreement Parties are required at the 2010 annual member meeting of the Issuer to vote all Units beneficially owned by such parties in favor of an amendment to the Issuer’s operating agreement which will, among other things, eliminate restrictions on the number of authorized units of the Issuer.  The Voting Agreement will or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Except to the extent specifically prohibited by the Subscription Agreements, Side Letter, Voting Agreement or Backstop Commitment Agreement, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended by the addition of the following:

(a)-(b)
As described in Item 3 above, Hawkeye has submitted a Third Subscription Agreement for 5,171,891 Units of the Issuer, which would bring the Reporting Persons’ total beneficial ownership of Units to 8,505,224 Units. Whether any or all of the Units covered by the Third Subscription Agreement will be acquired is dependent upon the satisfaction of certain closing conditions not within the control of the Reporting Persons, and therefore the Reporting Persons disclaim beneficial ownership of the additional 5,171,891 Units at this time.

Item 5(c) is hereby amended and restated in its entirety as follows:

Hawkeye acquired an aggregate of 2,200,000 Units of the Issuer on August 28, 2009 when all conditions precedent contained in the Subscription Agreement were satisfied. Hawkeye acquired an aggregate of 1,133,333 Units of the Issuer pursuant to an issuance by Issuer on September 23, 2009 pursuant to the Second Subscription Agreement dated September 17, 2009.  In addition, in connection with the Backstop Commitment Agreement, Hawkeye has submitted the Third Subscription Agreement for an aggregate of 5,171,891 Units at a price of $1.50 per Unit for an aggregate purchase price of $7,757,836.50.  These Units are not included in the cover pages to this Schedule 13D because the acquisition of Units by the Reporting Persons is contingent upon certain closing conditions not within the control of the Reporting Persons.  There have been no other acquisitions of Issuer securities by the Reporting Persons. The responses to Items 3 and 4 of this Schedule 13D, as amended by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5, are incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

On June 4, 2010, the Issuer and Hawkeye entered into the Third Subscription Agreement, attached as Exhibit 9 hereto, providing for the subscription by Hawkeye for 5,171,891 Units at a price of $1.50 per Unit for an aggregate purchase price of $7,757,836.50.  The Third Subscription Agreement also extends certain rights of Hawkeye initially granted pursuant to the Side Letters to the additional 5,171,891 Units subscribed for pursuant to the Third Subscription Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

EXHIBIT 9

Subscription Agreement, by and between the Issuer and Hawkeye, dated as of June 4, 2010.

[remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 7, 2010

HAWKEYE ENERGY HOLDINGS, LLC

By:	/s/ J.D. Schlieman
	Name:	J.D. Schlieman
	Title:	President

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P. its general partner

By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

[Signature Page to 13D/A]